April 27, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:                      Amanda Ravitz, Assistant Director

Regarding:                        Eastman Kodak Company
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 29, 2012
    File No. 001-00087

Please find attached Eastman Kodak Company’s response to the staff’s letter to the Company dated March 21, 2012.

If you have any questions, please call Patrick Sheller, Chief Administrative Officer, General Counsel & Secretary, and Senior Vice President at (585) 724-9022.

Sincerely,

Eastman Kodak Company

                                                                                                 /s/
Eric Samuels
Chief Accounting Officer & Corporate Controller

In connection with its response to the staff’s comments, Eastman Kodak Company (the Company) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff’s comments are noted below in bold.  The Company’s responses are directly below each of the staff’s comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis, page 25

Liquidity and Capital Resources, page 43

1.
Please tell us, and revise future filings to clarify, the nature of the “short-term uncertainty” caused by pending litigation surrounding your patents and explain how your monetization efforts relate to your obligations under DIP Credit Agreement, including any timelines you must meet.

Pending Patent Infringement Litigation

In the Liquidity and Capital Resources section of Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company stated that it “faces an uncertain business environment and a number of substantial challenges, including … short-term uncertainty relating to certain of the Company’s intellectual property licensing activities pending the outcome of the infringement litigation against Apple, Inc. and Research in Motion Ltd. before the International Trade Commission.”    The Company also noted that in “July 2011, the Company announced that it is exploring strategic alternatives, including a potential sale, related to its digital imaging patent portfolios.  As this process proceeds, the Company will continue to pursue its patent licensing program as well as all litigation related to its digital imaging technology.”

In Item 3, “Legal Proceedings,” the Company disclosed the following:

On January 14, 2010 the Company filed a complaint with the International Trade Commission (“ITC”) against Apple Inc. and RIM for infringement of a patent related to digital camera technology.  In the Matter of Certain Mobile Telephones and Wireless Communication Devices Featuring Digital Cameras and Components Thereof, the Company is seeking a limited exclusion order preventing importation of infringing devices including iPhones and camera-enabled Blackberry devices.  On February 16, 2010, the ITC ordered that an investigation be instituted to determine whether importation or sale of the accused Apple and RIM devices constitutes violation of the Tariff Act of 1930.  A Markman hearing was held in May 2010.  A hearing on the merits occurred in September 2010.  In December 2010, as a result of re-examination proceedings initiated by RIM and other parties, the U.S. Patent and Trademark Office affirmed the validity of the same patent claim at issue in the ITC investigation.  On January 24, 2011, the Company received notice that the ITC Administrative Law Judge (“ALJ”) had issued an initial determination recommending that the Commission find the patent claim at issue invalid and not infringed.  The Company petitioned the Commission to review the initial determination of the ALJ.  On March 25, 2011, the ITC issued a notice of its decision to review the ALJ’s initial determination in its entirety.  On June 30, 2011, the Commission issued a decision affirming in part, reversing in part and remanding the case to the ALJ for further proceedings.  On October 24, 2011 the investigation was permanently reassigned to a newly appointed ALJ, following the retirement of the ALJ to whom the case was previously assigned.  On December 15, 2011, the ALJ issued an order setting new dates for the initial determination and target date as May 21, 2012 and September 21, 2012, respectively.  On December 27, 2011, the ALJ issued an order setting forth the remand schedule and the scope of discovery on remand.

As is evident from the Company’s disclosures in recent years, licensing fees from intellectual property transactions have been a key source of liquidity for the Company.  Such fees have been paid to the Company as a result of negotiated patent licensing agreements, and in some cases, pursuant to license agreements stemming from the settlement of litigation.  In the Company's view, Apple and RIM have, through the sale of smart phones, tablets and other camera-enabled devices that include Kodak patented technology, infringed Kodak patents, including those relating to Kodak digital capture technology. Such infringement has resulted in injury to Kodak’s domestic industry and substantial damages to the Company. After unsuccessful attempts to negotiate a resolution with Apple and with RIM, the Company initiated the ITC action described above with respect to one Kodak digital capture related patent.

Due to the review of the January 2011 ALJ decision by the Commission and subsequent remand to a new ALJ, final resolution of the case has been delayed until at least September 2012.  The uncertainty associated with the timing and outcome of the Apple and RIM ITC litigation had and continues to have impact on the Company's liquidity position.

In July 2011, the Company announced that it was exploring strategic options for its digital imaging patent portfolio.  The Company has disclosed information on the potential value of the digital imaging patent portfolios indicating that a sale could generate material cash proceeds to the Company and its creditors.  The Company did not enter into an agreement to sell its digital imaging patents prior to the January 19, 2012 Chapter 11 filing.  Subsequent to the Chapter 11 filing, any sale of the digital imaging patent portfolio will be subject to bankruptcy rules and procedures and the DIP Credit Agreement obligations described below.  In future disclosures, the Company will describe procedural steps leading to the potential sale and any relevant liquidity implications.

DIP Credit Agreement Obligations

As disclosed in the Second Lien Holders Agreement subsections within the Company’s 2011 Form 10-K, the Company must prepay the debtor-in-possession credit agreement (“DIP Credit Agreement”) with a portion of the proceeds received from certain sales and settlements in respect of the Company’s digital imaging patent portfolio subject to the Company's right to retain a percentage of certain proceeds under the DIP Credit Agreement.

The “percentage of certain proceeds” in the previous paragraph refers to the right to retain 25% of IP settlement proceeds, up to a $150 million basket for IP settlement proceeds and other proceeds from asset sales.  However, any sale in respect of the Company’s digital imaging patent portfolio would require prepayment of the DIP Credit Agreement with 100% of the net cash proceeds received as consideration for the sale.

Additionally, under the terms of the DIP Credit Agreement the Company must file a motion with the United States Bankruptcy Court for the Southern District of New York to approve bid procedures relating to a sale of all or substantially all of the Company’s digital imaging patent portfolio by June 30, 2012.

The DIP Credit Agreement terminates and all outstanding commitments must be repaid on the earliest to occur of (i) July 20, 2013, (ii) date of substantial consummation of certain reorganization plans and (iii) certain other events, including events of default and repayment in full of the obligations pursuant to a mandatory prepayment.

In future filings, as applicable, the Company will supplement its disclosures with the information noted above.

Item 8. Financial Statements

Note 2. Significant Accounting Policies

Change in Estimate, page 63

2.
We reference the disclosure that in 2008 and again in 2011, you extended the useful lives of certain FPEG assets, including product machinery and equipment and manufacturing-related buildings. Please tell us in more detail the nature of these assets and how you made the determination in 2011 of their expected useful lives under ASC 360-10-35-3 through 35-4. Explain to us why the benefit period of the assets continues to increase, especially in light of the disclosures on page 42 that the FPEG segment is experiencing industry related volume declines resulting in decreased sales and profitability.

In 2005, the Company shortened the useful lives of certain production machinery and equipment in the traditional film and paper businesses as a result of the anticipated acceleration of the decline in those businesses at that time.  The result of that change was that the related production machinery and equipment was scheduled to be fully depreciated by mid-2010 for the traditional film and paper businesses.  In 2008, with the benefit of additional experience in the secular decline in these product groups, the Company assessed that overall film demand had declined but at a slower rate than anticipated in 2005, notably in the motion picture films category, which accounts for a large portion of the manufacturing asset utilization in the film business.  Therefore, with respect to production machinery and equipment and buildings in film manufacturing locations that were expected to continue production beyond mid-2010, the Company extended the useful lives by one to three years.  Likewise, in the paper business, the demand declines through 2008 had not been as extensive as assumed in 2005.  Therefore, with respect to production machinery and equipment and buildings related to the paper business that were expected to continue production beyond mid-2010, the Company extended the useful lives by two to three years.  The result of the change to useful lives in 2008 was that the production machinery and equipment and buildings related to certain key film and paper manufacturing locations was scheduled to be fully depreciated between 2011 and the end of 2013, as opposed to 2010.

The Company updated its analysis of the expected declines in the film and paper businesses as of January 1, 2011 in accordance with ASC 360.  Certain of the manufacturing assets supporting the film (including motion picture films, professional films, and consumer films) and paper businesses became fully depreciated in 2011, and other manufacturing assets continue to be scheduled to be fully depreciated in 2012 and 2013.  However, there is now an expectation that some film and paper manufacturing assets, most notably assets used to produce motion picture films and color paper, will continue to be utilized past the previous end-of-life dates.  The Company assessed that overall demand for its film and paper businesses, which have separate and distinct manufacturing facilities, had declined but at a slower rate than anticipated as compared to the 2008 useful life assessment.  Additionally, during 2011 the Company was successful in increasing prices for certain of these products, thus mitigating some of the profitability declines by sharing with its customers the raw material cost increases that negatively impacted profitability prior to that time.  The Company anticipates continuing to generate positive future cash flow through the utilization of the referenced equipment past the previous end-of-life dates, and at varying lengths of service at least through the end of 2015.  Therefore, the useful lives for certain manufacturing-related assets were extended up to two years and now go through the end of 2014 and end of 2015 for the paper and film businesses, respectively.  The Company also extended the useful lives for assets that provide utilities to the Company as well as to third parties, located at its Rochester, NY manufacturing complex, through the end of 2017, based on obligations associated with the use of those assets.

The Company considered the provisions of ASC 360-10-35-3 through 35-4, which requires that the cost of property, plant, and equipment be spread over its expected useful life in such a way as to allocate it as equitably as possible to the periods during which services are obtained from their use, which aims to distribute the cost over the estimated useful life of the unit in a systematic and rational manner.  An estimate of useful life not only considers the economic life of the asset, but also the remaining life of the asset to the entity.1 Because the film and paper businesses are experiencing industry related volume declines, changes in the estimated useful lives of this equipment have been related to estimated industry demand, as opposed to production capacity of the particular property.  While the estimated benefit period of a subset of the overall group of film and paper production machinery and equipment and manufacturing related buildings increased in both 2008 and 2011, those increases were based off of useful life estimates that had been decreased in 2005.

Goodwill, page 64

3.
With respect to the goodwill as of September 30, 2011 related to CDG and BSSG, please explain the results of your impairment testing for these reporting units under ASC 350-20-35.  Discuss the method and significant assumptions used in 2011 for each reporting unit and how your determination of fair value considered ASC 350-20-35-22. Include a discussion of why, given the company’s operating results, the goodwill was not impaired as of September 30, 2011. Tell us the amount of goodwill associated with the BSSG unit versus the commercial printing unit.

As of September 30, 2011, the Consumer Digital Imaging Group (CDG) reporting unit had $204 million of goodwill and the Business Services and Solutions Group (BSSG) reporting unit had $81 million of goodwill.  No other reporting unit had any remaining goodwill as of that date.

In accordance with ASC 350-20-35-5, the fair value of the Company’s reporting units were determined considering the guidance in ASC 350-20-35-22 through ASC 350-20-35-24.  ASC 350-20-35-22 notes that the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.   As reflected in the volatility of the Company’s stock price, specific events occurred prior to the annual impairment test that materially impacted the Company’s market capitalization.  The Company’s market capitalization as of September 30, 2011 was approximately $210 million, a decrease from $1.1 billion as of September 30, 2010.  While ASC 350-20-35-22 notes that quoted market prices in active markets are the best evidence of fair value, it is also noted that the market price of an individual equity security may not be representative of the fair value of the reporting unit as a whole and, therefore in accordance with ASC 350-20-35-23, need not be the sole measurement basis of the fair value of a reporting unit.

The Company estimated the fair value of its reporting units (with the exception of FPEG) using an income approach and a market approach, and ultimately gave 100% weighting to the income approach.  To estimate fair value using the income approach, the Company established an estimate of future cash flows and discounted those estimated future cash flows to present value.  The discount rates were estimated based on an after-tax weighted average cost of capital (“WACC”) for each reporting unit reflecting the rate of return that would be expected by a market participant.  The WACC also takes into consideration a company specific risk premium for each reporting unit reflecting the risk associated with the overall uncertainty of the financial projections.

The CDG reporting unit includes licensing activities related to the Company’s intellectual property (“IP”) in digital imaging products.   In July 2011, the Company announced that it was exploring strategic alternatives, including a potential sale, of its digital capture and imaging systems and services patent portfolios.  Until such a sale occurs, the Company will continue to pursue its patent licensing program as well as litigation related to its digital capture and imaging systems and services patents.

In order to estimate the fair value of the CDG reporting unit, the Company developed estimates of future cash flows both assuming a sale of the digital capture and imaging systems and services patent portfolios (the “IP-Sale Scenario”) and assuming no sale of the digital capture and imaging systems and services patent portfolios but the continuation of its patent licensing program (the “No-IP Sale Scenario”).

In both the IP Sale Scenario and the No-IP Sale Scenario, the Company established an estimate of future cash flows and discounted those estimated future cash flows to present value. The key assumptions used were: (a) expected cash flows for the period from October 1, 2011 to December 31, 2016; and (b) discount rate of 25% in the IP Sale Scenario and 23% in the No-IP Sale Scenario. The higher discount rate used in the IP-Sale Scenario reflects the additional risk and volatility in the CDG business after excluding the cash flows attributable to the patent licensing program.  The expected future cash flows for the IP Sale Scenario included estimated proceeds from the sale of the digital capture and imaging systems and services patent portfolios.  As disclosed in the Company’s bankruptcy filings, the digital capture and imaging systems and services patent portfolios being marketed for sale is estimated to have a fair value of $2.2 to $2.6 billion, which combined with other assets of the Debtors, was used to demonstrate adequate protection under the DIP Credit Agreement.  The IP-Sale and No-IP Sale Scenarios were weighted equally in estimating the fair value of the CDG reporting unit.  Based on the results of the Company’s September 30, 2011 goodwill impairment test, the fair value of the CDG reporting unit exceeded its carrying value by $1 billion.

The BSSG reporting unit consists of workflow software and solutions, which includes consulting and professional business process services, and Kodak’s document imaging business.  The workflow software and solutions business is considered one of the Company’s growth businesses while document imaging is considered one of the Company’s core businesses.  The Company established an estimate of future cash flows and discounted those estimated future cash flows to present value. The key assumptions used were: (a) expected cash flows for the period from October 1, 2011 to December 31, 2018; and (b) discount rate of 19%. Based on the results of the Company’s September 30, 2011 goodwill impairment test, the fair value of the BSSG reporting unit exceeded its carrying value by approximately $400 million.

As of September 30, 2011, the BSSG reporting unit had a negative carrying value of $26 million. In accordance with ASC 350-20-35-8A, the Company evaluated whether it was more likely than not that goodwill impairment existed.  This analysis considered whether there were significant differences between the carrying amount and the estimated fair value of BSSG’s assets and liabilities, including the existence of significant unrecognized intangible assets.

Excluding goodwill, of $81 million, the total carrying value of BSSG’s assets approximated $202 million, of which $119 million represented current assets, consisting primarily of receivables and inventory.  The remaining carrying value of assets consisted of fixed assets of $26 million, recognized intangibles of $27 million and long-term assets of $29 million.  Total liabilities for BSSG approximated $308 million, of which $239 million represented current liabilities.   Based on the Company’s analysis of the estimated fair value of BSSG’s assets and liabilities, and prior to including the potential impacts of any unrecognized intangible assets, the implied fair value of goodwill exceeded its carrying value by $380 million.

The Company also evaluated the existence of significant unrecognized intangible assets. In making this assessment, the Company considered prior valuations performed in connection with historical acquisitions within BSSG, as well as the identification of other potential intangible assets and related cash flows.  In addition, the Company analyzed how much of the remaining cash flows of BSSG could be assigned to unrecognized intangible assets given the profitability of this reporting unit. As noted above, prior to including the potential impacts of any unrecognized intangible assets, the implied fair value of goodwill exceeded its carrying value by $380 million.  In order for a goodwill impairment to be recognized, substantially all of the fair value of BSSG would have to be ascribed to unrecognized intangibles to cause the carrying amount of goodwill to exceed the implied fair value of goodwill.  The Company did not consider this a reasonable assumption given the results of prior goodwill valuations and the fact that only a portion of the cash flows would be attributable to intangible assets.

Based on the above analysis, the Company determined that it was not more likely than not that a goodwill impairment existed in the BSSG reporting unit as of September 30, 2011.

4.
We note that you estimated the fair value of the reporting units utilizing an income approach in 2011 while you have historically used a combination of income and market approaches with a 50% weighting for each. Please explain why you changed your method of estimating fair value in 2011. Please also explain the underlying causes for the changes in your key assumptions including an analysis of expected cash flows for 7+ years in 2011 and 5+ years in 2010 and 2009.

In estimating the fair value of the Company’s reporting units for 2011, the Company considered multiple valuation techniques, including both the income and market approaches.  To estimate fair value utilizing the market comparable methodology, the Company has historically applied valuation multiples, derived from the operating data of publicly-traded benchmark companies, to the same operating data of the reporting units.   The valuation multiples are based on a combination of the last twelve months (“LTM”) financial measures of revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings before interest and taxes (“EBIT”).

Historically, with the exception of the FPEG reporting unit in which fair value was determined utilizing only the income approach due to the unique circumstances of the film and photofinishing industry, the use of each methodology provided corroboration for the other methodology and the Company believed each methodology provided equally valuable information.

In 2011, the LTM EBIT and EBITDA results were negative for all reporting units except BSSG, which would have only allowed the application of a revenue multiple in determining fair value under the market approach.  Although the LTM EBIT and EBITDA financials measures were positive for BSSG, this reporting unit ranked below all of the selected market participants for these financial measures.  When using the market approach, multiplies should be derived from companies that exhibit a high degree of comparability to the business being valued2.

Due to the factors noted above, the Company selected the income approach as the most representative indication of fair value of its reporting units.

It should be noted that if the Company applied a consistent valuation methodology as in prior years, utilizing a combination of the income and market approaches with a 50% weighting for each, the fair value of the BSSG reporting unit would have declined by approximately $50 million, which still would have exceeded the carrying value and estimated fair value of the assets by a significant amount.  The application of the prior year valuation methodology to CDG would not have provided a meaningful comparison given the negative LTM EBIT and EBITDA results of this reporting unit.

As disclosed, a key assumption utilized in the income approach is estimating future cash flows for a discrete projection period.  The cash flow models are derived from earnings forecasts and assumptions regarding growth projections (as applicable) for each reporting unit.  Except for BSSG, the number of periods utilized in the cash flow model for the 2011 goodwill impairment test was the same as the number of years used in the 2010 goodwill valuation (5+ years).  A terminal value was included for all reporting units at the end of the discrete projection period to reflect the remaining value that the reporting unit is expected to generate.  The terminal value was calculated using the constant growth method (“CGM”) based on the cash flows of the final year of the discrete period.

In the 2011 goodwill impairment testing, the expected cash flow forecasts for BSSG were extended by two years, from what was used in prior year testing, due to the rate of growth in the BSSG projections toward the end of the projection period.  If the projection period is so short relative to the age of the enterprise that significant growth is projected in the final year, then the CGM should not be applied to that year.  Rather, the projection period should be extended until the growth in the final year approaches a sustainable level3.  Based on this guidance and the period in which the projections reflect a sustainable level, the Company extended the projection period for BSSG.

There were no other significant changes to other key assumptions utilized in the goodwill valuation.

Note 6. Goodwill and Other Intangible Assets, page 71

5.
Given the company’s operating results in the fourth quarter of 2011 that led to the bankruptcy filing in January 2012, please tell us how you considered the requirements of ASC 350-20-35-30 regarding assessing the impairment of goodwill between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Discuss the extent to which the conditions in the fourth quarter may have represented a significant adverse change in legal factors or in the business climate or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. Please also refer to ASC 855-10-25-1 and 855-10-55-1.

Given the Company’s operating results in the fourth quarter of 2011 and the bankruptcy filing in January 2012 the Company concluded that it was required to assess, in accordance with ASC 350-20-35-30, whether the events that occurred through the date the 2011 financial statements were issued indicated that, as of December 31, 2011, it was more likely than not that the fair value of a reporting unit was below its carrying amount.  As discussed in response to staff comment number 3, the CDG and BSSG reporting units are the only reporting units with remaining goodwill.

The fair value of the CDG reporting unit is supported by, among other things, the cash flows associated with the digital capture and imaging systems IP licensing activity and the potential sale of its digital capture and imaging systems and services patent portfolios.  One of the objectives of the Company’s bankruptcy filing is to monetize non-strategic intellectual property.

The Company reassessed the fair value of the CDG and BSSG reporting units as of December 31, 2011, considering the requirements of ASC 855-10-25-1 and ASC 855-10-55-1.  The updated cash flow projections utilized in the December 31, 2011 assessment were consistent with those provided to the lenders under the DIP Credit Agreement.   As indicated in paragraph 852-10-45-1, entering a reorganization proceeding, although a significant event, does not ordinarily affect or change the application of generally accepted accounting principles followed by the entity in the preparation of its financial statements.

Given the Company’s operating results in the fourth quarter of 2011 and the bankruptcy filing in January 2012, the Company’s updated forecast had lower growth rates in the BSSG reporting unit.   The lower growth rates resulted in an estimated fair value decline of the BSSG reporting unit of $95 million from the September 30 impairment test.  Using the lower projections, this reporting unit was still projected to remain profitable and cash flow positive through the projection period.

Based on the Company’s annual impairment test completed as of September 30, 2011 and the fair value of the CDG and BSSG reporting units significantly exceeding their carrying values at that time, as well as the updated fair value estimates of those reporting units using projections associated with the bankruptcy proceedings, the Company determined that it was not more likely than not that the fair value of the CDG or BSSG reporting units was less than either of their respective carrying amounts.

As of December 31, 2011, the BSSG reporting unit had a negative carrying value of $5 million. As discussed in response to staff comment number 3, the Company performed an analysis to evaluate whether it was more likely than not that a goodwill impairment existed as of September 30, 2011.  In assessing this reporting units’ goodwill as of December 31, 2011, the Company noted no significant changes in the nature or amounts of assets and liabilities for BSSG from September 30, 2011.   Therefore, the Company determined that it was not more likely than not that a goodwill impairment existed in the BSSG reporting unit.

6.
Further, we see that you will phase out your dedicated capture devices business in the first half of 2012. Tell us whether the revised timing and amount of expected cash flows from that business was considered in determining if any goodwill, intangible assets or other assets related to that business are impaired at December 31, 2011.  In addition, please tell us how you will consider the exit of the dedicated capture device business in determining if a reassessment of goodwill is required at March 31, 2012. Refer to ASC 855-10-25-3 and 855-10-55-2.

The Company’s updated cash flow projections utilized in the goodwill assessment as of December 31, 2011 appropriately included the potential impacts of the Company’s plans to phase out its dedicated capture devices business (“DCD”) in the first half of 2012. The impact of phasing out the Company’s dedicated capture devices business did not change the Company’s assessment as to whether it is more likely than not that the fair value of the CDG reporting unit is less than its carrying value as of December 31, 2011 or March 31, 2012.  This is due to the fair value of the CDG reporting unit being supported by, among other things, the cash flows associated with the digital capture and imaging systems IP licensing activity and the potential sale of its digital capture and imaging systems and services patent portfolios, as previously discussed.

The Company considered the asset impairment implications of phasing out its DCD business.  It should be noted that long-lived assets related to the DCD business are insignificant given that a large portion of the manufacturing is outsourced.  There are no recognized intangible assets related to the DCD business.

Note 16. Income Taxes, page 88

7.
You disclose that during the fourth quarter of 2010, based on positive evidence regarding past earnings and projected future taxable income from operating activities, you determined that it was more likely than not that you would realize a portion of deferred tax assets outside the U.S. and you recorded a tax benefit of $154 million associated with the release of a valuation allowance on those deferred tax assets. Please tell us the negative and positive evidence that you considered in making this assessment. In particular, discuss how in reaching your conclusion that it was more likely than not that you would realize a portion of these deferred tax assets you considered the fact that you had recorded a loss from continuing operations before income taxes outside the U.S. for two of the past three years. Please refer to ASC 740-10-30-16 through 30-25.

The Company adheres to the rules under ASC 740 when determining whether or not deferred tax assets can be realized.   As such, in 2010 the Company concluded it was more likely than not that it would realize approximately $154 million of deferred tax assets outside the U.S.  The $154 million was related to the following jurisdictions:  Canada - $5 million; France - $32 million and China - $117 million.  The Company also acknowledges that it had an overall loss outside the U.S. in that same period.    It should be noted, however, that the Company operates in many foreign jurisdictions, of which some are profitable.

The Company considered multiple factors in determining the requirements of whether a valuation allowance was needed by territory, including whether the entity is in a three year cumulative income position.  The following describes the significant positive evidence that resulted in the more likely than not conclusion that the deferred tax assets would be realized for the aforementioned countries.

•
Canada - In 2010, it was decided to amalgamate a Canadian loss entity into one of the Company’s profitable Canadian entities.   The surviving Canadian entity was in three-year cumulative income and had forecasted future income.  It was also determined under Canadian tax law that the loss company’s net operating losses would transfer without any limitations or encumbrances.  The transferred Company’s deferred tax asset was solely attributable to its net operating losses.   The net operating loss expires in 2029, but the Company is expected to fully utilize the losses during 2012, based upon earnings in 2010 and projected earnings in 2012. As such, the Company determined it had sufficient income to support the positive evidence (and lack thereof negative evidence) that the deferred tax assets would more likely than not to be realized.

•
France - In 2010, one of the Company’s French entities returned to three-year cumulative income after three consecutive years of profitability.   It should also be noted that the French entity’s original losses and the previously related three-year cumulative loss were largely driven by the restructuring costs associated with the closure of some legacy businesses during the 2005-2007 periods.   As a result of the restructuring, the French operations have largely evolved into a product distribution model in which transfer pricing rules will allow that entity a relatively constant and steady profit in the future.  The French entity is expecting to continue to be profitable in future periods.   The French tax law provides for an indefinite net operating loss carry forward.  The entity’s net operating losses comprise 81% of the total deferred tax assets.  The future reversals of existing taxable temporary differences are expected to occur in a manner that will allow for full utilization.  The Company also concluded that there was no significant negative evidence in existence that would affect its analysis.  Based upon the positive evidence (and lack thereof negative evidence), it was concluded that the Company’s deferred tax assets were more likely than not to be realized.

•
China - In 2010, one of the Company’s Chinese entities released a valuation allowance of approximately $6 million due to the positive evidence associated with the realizability of the deferred tax assets.   The Chinese entity’s losses were driven by a nonrecurring legacy investment disposition in 2007.  The Chinese entity was actually able to fully utilize their net operating losses in 2010.  The Chinese entity was in three-year cumulative income and was expecting to utilize their deferred tax assets in the following years due to forecasted profits.

In addition to the aforementioned Chinese entity, there was another Chinese entity that concluded that the realization of its deferred tax assets was more likely than not.   In 2010, this Chinese entity returned to three-year cumulative income after three consecutive years of profitability.  It should also be noted that this entity’s original losses and the previously related three-year cumulative loss were largely driven by the restructuring costs associated with the closure of some legacy businesses and a disposition of a legacy investment in 2007.  The entity’s net operating losses represent over 98% of the deferred tax assets.  The net operating losses expire in 2013. In 2010, the Company expanded manufacturing related to one of its growth initiatives in this Chinese entity.  The entity’s expanded manufacturing resulted in forecasted profits that would allow the entity to utilize a majority of its deferred tax assets.  The expanded manufacturing resulted in the creation of manufacturing lines in the entity with immediate production increases in 2010 based on external volume demands.  There was also preliminary discussion of adding other business lines into the entity that would further bolster profitability.   However, the additional business lines were not considered in the Company’s final conclusion as there was uncertainty in the plan.  This evidence was weighed with the potential negative evidence, which was largely the potential expiration of the NOLs.  As such, the entity concluded, in its judgment based on an assessment of all available evidence at the time,  that it was more likely than not it would realize approximately $111 million of deferred tax assets (net operating losses) before they expired.  It should also be noted that this was a partial valuation allowance release and there was still approximately $38 million of valuation allowance remaining as of December, 31, 2010.

8.
You also disclose that during 2011 you determined that it was more likely than not that a portion of the deferred tax assets outside of the U.S. would not be realized and, as a result, you recorded a provision of $53 million associated with the establishment of a valuation allowance on those deferred tax assets. Please tell us the extent to which this increase in your valuation allowance related to the deferred tax assets for which you reversed a valuation allowance in 2010.

In 2011, the Company recorded a $53 million tax provision for a portion of deferred tax assets in China that would not be realized.   This amount is associated with the previously recognized deferred tax assets in 2010.  The determination to record the provision was made pursuant to ASC 740.  The Company evaluated the appropriate positive and negative evidence and reached the conclusion that some portion of the deferred tax assets were more likely than not to be unrealized.   The Chinese entity utilized approximately $180 million of net operating losses during 2010 and 2011.  However, the determination was driven by business changes that significantly reduced profitable manufacturing volumes in one of the Company’s Chinese entities.   The business changes were a result of external market forces that unfortunately resulted in lower demand and production volume.   In addition, the Company’s overall liquidity concerns resulted in lower investments in the expansion of its growth businesses.   As a result of this evidence, it was concluded, in the Company’s  judgment based on an assessment of all available evidence at the time,  that the entity would utilize less of their expiring net operating losses.  It should also be noted that in the quarter ending March 31, 2012, the Company has recorded an additional tax provision of approximately $16 million to establish a full valuation allowance related to the same Chinese entity.   The tax provision is a result of further business declines that are being driven subsequent to the Company's Chapter 11 Bankruptcy filing on January 19, 2012.   As a result of this new evidence, it was concluded, in the Company's judgment based on an assessment of all available evidence at the time, that the entity would utilize less of their expiring net operating losses.

Note 18. Retirement Plans, page 94

9.	We note the disclosure on pages 97 and 98 with respect to the expected long-term rates of return on plan assets for 2010 and 2011. Please respond to the following:

•	Tell us in greater detail how you determined the expected long-term rates of return on plan assets for these years using a combination of formal asset and liability studies.
•
Discuss the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments, if any, were determined.

•
Discuss how the company applied ASC 715-30-35-47 in determining the expected long-term rate of return on plan assets, including how you appropriately considered the returns being earned by the plan assets.

•	Tell us how you considered the major categories of pension plan assets in your determination.

Asset and liability modeling studies are utilized by the Company to adjust the asset exposures and review the liability hedging program through the use of forward looking correlation, risk and return estimates.  Those forward looking estimates of correlation, risk and return generated from the modeling studies are also used to estimate the expected long-term rates of return on plan assets (“EROA”).  The EROA is estimated, with the assistance of a third party advisor, utilizing a forward-looking building block model factoring in the expected risk of each asset category, return and correlation over a 5-7 year horizon, and weighting the exposures by the current asset allocation. The Company aggregates investments into major asset categories based on the underlying benchmark of the strategy.  The Company’s asset categories include broadly diversified exposure to U.S. and non-U.S. equities, U.S. and non-U.S. government and corporate bonds, inflation-linked bonds, commodities and absolute return strategies.  Each allocation to these major asset categories was determined within the overall asset allocation to accomplish unique objectives, including enhancing portfolio return, providing portfolio diversification, or hedging plan liabilities.

The Company believes that historical returns are not the best predictor of future returns.  The shift in the economic environment of high interest rates and bull markets of the 1980’s and 1990’s, to the unprecedented short-term financial market instability in 2008-2009 and the current environment of low interest rates provide examples of challenges with the use of historical returns.  As such, the Company believes the appropriate methodology for setting EROA is to understand the distribution of historical returns for asset classes, but to assess asset class EROAs on a forward looking basis.  The Company therefore believes that historical plan performance should not be used as a justification for the current EROA.  However, as an assessment of past performance, the U.S. and UK pension plans, which have assets representing approximately 84% of the total assets of the Company’s major defined benefit pension plans, have earned an average annualized return of 9.49% and 10.31%, respectively, over the past ten years.

Historical inputs (index returns, volatility, correlations, valuations and yields) are utilized in the forecasting model to frame the current market environment with adjustments made based on the forward looking view.  As an example, correlation between U.S., international developed and emerging market equities generally increased over the last few decades, and experts generally agree that correlations will continue to increase due to continued globalization.  Based on the modeling process and the understanding of the historical and projected correlation trends, the Company increased the forward looking correlation estimate. Volatility, a proxy for risk, has also continued to increase as developed market deleveraging is leading to increased macro risk and expected volatility.

The Company believes using the asset allocation with specific, forward-looking returns for each asset class invested in by the plan fulfills the expectations of ASC 715-30-35-47 as this approach reflects the average rate of earnings expected on the funds invested in order to provide for the benefits included in the projected benefit obligation. A forward-looking approach provides both realistic expectations of expected returns across asset classes as well as yields and income to appropriately incorporate any reinvestment of earnings through income. As noted above, historical returns of the plans are utilized as a point of validation, but not incorporated into the determination of the future EROA.

Note 26. Quarterly Sales and Earnings Data – Unaudited, page 115

10.
We note the disclosure on page 116 that you recorded a reduction of expense of approximately $43 million during the fourth quarter ended December 31, 2011 due to changes in estimates for employee benefit and compensation accruals. Please explain the nature and timing of the changes in estimates and how you determined the amount.

The Company provides various performance based compensation programs designed to incent employees to achieve the Company’s goals, business objectives and/or individual goals and targets.  The performance metrics are established at the beginning of each year and are based on annual financial results of the Company or the achievement of certain business objectives or milestones. Management meets quarterly to review actual performance and updated estimates for the remainder of the year towards the achievement of these performance metrics. An accrual is adjusted quarterly based on expected payouts under the various programs.  As of September 30, 2011, the employee benefit and compensation accruals reflected estimated payouts between 28% and 78% of the target amount, depending on the program. Due to the Company’s fourth quarter and full year 2011 operating results, the Company determined that no payments would be made under these programs and accordingly reversed the related accrual of approximately $43 million.

1 Section 10.3.2 of PricewaterhouseCoopers “Guide to Accounting for Business Combinations and Noncontrolling Interests”

2 Section 7 of PricewaterhouseCoopers “Guide to Accounting for Business Combinations and Noncontrolling Interests”

3 Section 7 of PricewaterhouseCoopers “Guide to Accounting for Business Combinations and Noncontrolling Interests”